# Forward Securities, LLC

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2022**

**(This report is deemed public in accordance with rule 17a-5 (e)(3))**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-68216 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING Jan 1, 2022 (MM/DD/YY) AND ENDING Dec 31, 2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forward Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10000 Memorial Drive, Suite 650
(No. and Street)

| Dallas | TX | 77024 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Laura Lang | 310-441-2300 | llang@westwoodgroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver & Tidwell, LLP
(Name – if individual, state last, first, and middle name)

| 24 Greenway Plaza, Suite 1800 | Houston | TX | 77046 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 410 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forward Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Laura Lang

Title:
CFO

______________________
Notary Public

The appropriate California notary form is attached.

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 27th day of March, 2023
*Date* *Month* *Year*

by Laura Lang

*Name of Signers*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ____________________
*Signature of Notary Public*

MEHRAN KHORRAMIAN
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMMISSION # 2308819
MY COMM. EXPIRES NOV. 9, 2023

*Seal*
*Place Notary Seal Above*

---------- **OPTIONAL** ----------

*Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Reports

Document Date: NA

Number of Pages: (2)

Signer(s) Other Than Named Above: ____________________



## Report of Independent Registered Public Accounting Firm

To the Member of
Forward Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Forward Securities, LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Emphasis of Matter – Subsequent Event**

As discussed in Note 7 to the financial statements, subsequent to year-end, the sole member of the Company commenced plans to cease operations and terminate the Company's registration with the Financial Industry Regulatory Authority.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Weaver and Tidwell, L.L.P.*

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2015.

Houston, Texas
March 27, 2023

# Forward Securities, LLC
## Statement of Financial Condition
## December 31, 2022

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 218,770 |
| Prepaid expenses | 21,597 |
| Total assets | $ 240,367 |

**Liabilities and Member's Equity**

| | |
|---|---:|
| Accounts payable and accrued liabilities | $ 105,279 |
| Payable to affiliates | 59,046 |
| Total liabilities | 164,325 |
| | |
| Contributions, net | 2,490,000 |
| Accumulated deficit | (2,413,958) |
| Total member's equity | 76,042 |
| | |
| Total liabilities and member's equity | $ 240,367 |

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products, throughout the United States, Puerto Rico, Virgin Islands, and Guam. Since April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares. The Funds are an open-end management investment company registered under the Investment Company Act of 1940, as amended.

   The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1) of that Rule.

   On November 18, 2022, Salient Partners, L.P. (parent of Salient Capital, L.P.) and their wholly-owned subsidiaries including Forward Management, LLC (parent of Forward Securities, LLC) entered into a Purchase Agreement whereby Westwood Holdings Group, Inc. purchased substantially all of the assets of the parent including their wholly-owned subsidiaries and all the equity interests of specific subsidiaries including Salient Capital, L.P., Salient Advisors, L.P. and Forward Securities, LLC (subsidiaries of Salient Parents, L.P. and Forward Management, LLC.). After the transaction, the Company became wholly owned by Westwood Holdings Group, Inc. As of December 31, 2022, the Company was registered as a limited broker-dealer in 52 U.S. states and territories.

   *Liquidity*
   At December 31, 2022, the Company had an accumulated net deficit of $2,413,958. During the year, the Company received cash funding via periodic capital contributions from its parent company. Additionally, as outlined further in the Subsequent Events footnote, Westwood has commenced plans to close the Company during 2023.

2. **Summary of Significant Accounting Policies**

   *Basis of Presentation*
   This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

   *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *Cash and Cash Equivalents*
   Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. These balances are insured by

the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

### *Accounts Receivable*
The Company has adopted ASC Topic 326, *Financial Instruments – Credit Losses*. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due. The Company's receivables arise primarily from 12b-1 distribution fees due from the Funds. These receivables are generally due and collected within 30 days. The Company does not require collateral. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary as of December 31, 2022.

### *Fair Value Measurements*
The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

### *Income Taxes*
For the year ended December 31, 2022, the Company did not recognize any tax liability for unrecognized tax benefits in connection with Financial Accounting Standards Board ("FASB") ASU 2019-12 Income Taxes (Topic 740), "*Income Taxes*", as it relates to uncertain tax positions. A reconciliation is not provided herein, as the beginning and ending amounts of unrecognized benefits are zero, with no interim additions, reductions, or settlements. As a limited liability company, the Company is not subject to income taxes. Accordingly, no provision for income taxes is included in the accompanying financial statement.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2022.

### *Member's Equity and Limited Liability Company Agreement*
The Company's operating agreement sets forth the respective rights and obligations of the parent company and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the Company.

3.    **Related Parties**

The Company's Expense Sharing Agreement with its parent company is for the parent to provide certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and the parent review the monthly fee calculation to ensure the fee is commensurate with the level of services provided, including time worked by allocated parent company employees.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with the parent company whereby, the parent company performs certain services for the Funds.  Under the SSA, the fee paid to the parent company shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties

will be paid to the parent company for eligible 12b-1 expenses. Underwriting concessions received by the Company are periodically reimbursed to the parent company as all distribution-related expenditures are incurred by the parent company.

Affiliate payables and receivables represents administrative service fees, unencumbered 12b-1, underwriting concessions, collected contingent deferred sales charges, and any expenses to be reimbursed or refunds to be received by the Company from Westwood Management Corp. or Westwood Holding Group. The fees and expenses may not represent the actual cost and expenses incurred by the Company if operated on a stand-alone basis. As of December 31, 2022, the total payable to affiliates was $59,046. Included in accounts payable and accrued liabilities is a balance of $2,079 payable to Forward Management, LLC which was the parent of the Company prior to the transaction date of November 18, 2022.

4.    **Receivable from and Payable to Intermediary Broker-Dealers and the Parent Company**

Amounts receivable from and payable to intermediary broker-dealers and the parent company as it relates to the distribution agreements are detailed in the below table:

|  | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Receivables from | $0 | $53,913 |
| Payables to | $26,541 | $53,475 |

5.    **Regulatory Requirements**

The Company, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}\%$ of aggregate indebtedness. Additionally, member's equity may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2022, the Company's net capital was $54,445, which was $43,490 above its minimum requirement of $10,955. The ratio of aggregate indebtedness to net capital was 301.82%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1) of that rule.

6.    **Subordinated Debt Obligations**

During the year ended December 31, 2022, there were no liabilities subordinated to the claims of general creditors.  Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

7.    **Subsequent Events**

On March 21, 2023, the Company finalized plans to file the Form BDW (Uniform Request for Broker-Dealer Withdrawal) on April 3, 2023 with a termination effective date of March 31, 2023.

The Company has evaluated subsequent events through March 27, 2023, the date the financial statement was available to be issued and determined that no events have occurred after December 31, 2022 that would require additional disclosure.